UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement under

Section 13(e) of the Securities Exchange Act of 1934

CHINA FIRE & SECURITY GROUP, INC.

(Name of the Issuer)

China Fire & Security Group, Inc.

Amber Parent Limited

Amber Mergerco, Inc.

Li Brothers Holdings Inc.

Jin Zhan Limited

Vyle Investment Inc.

Small Special Technology Inc.

Weigang Li

Brian Lin

Weishe Zhang

(Names of Person(s) Filing Statement)

Bain Capital Asia Integral Investors, L.P.

Bain Capital Investors, LLC

Bain Capital Asia Fund, L.P.

Bain Capital Fund X, L.P.

Bain Capital Partners Asia, L.P.

Bain Capital Partners X, L.P.

(Names of Filing Person(s)—(Other Person(s)))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

90915 R 105

(CUSIP Number of Class of Securities)

Brian Lin c/o China Fire & Security Group, Inc. South Banbidian Industrial Park Liqiao Township, Shunyi District Beijing, 101304 People’s Republic of China Telephone: +86 10 8441 7400

Sean Doherty

Amber Parent Limited

Amber Mergerco, Inc.

Bain Capital Asia Integral Investors, L.P.

Bain Capital Investors, LLC

Bain Capital Asia Fund, L.P.

Bain Capital Fund X, L.P.

Bain Capital Partners Asia, L.P.

Bain Capital Partners X, L.P.

c/o Bain Capital Partners, LLC

111 Huntington Avenue

Boston, Massachusetts 02199

Telephone: +1 617 516 2000

Weigang Li c/o Li Brothers Holdings Inc. P.O. Box 3321 Drake Chambers Road Town, Tortola British Virgin Islands	Weigang Li c/o Jin Zhan Limited P.O. Box 957 Offshore Incorporations Centre Road Town, Tortola British Virgin Islands	Brian Lin c/o Vyle Investment Inc. Pasea Estate Road Town, Tortola British Virgin Islands

Weishe Zhang c/o Small Special Technology Inc. Morgan & Morgan Building Pasea Estate Road Town, Tortola British Virgin Islands	Weigang Li Brian Lin Weishe Zhang South Banbidian Industrial Park Liqiao Township, Shunyi District Beijing, 101304 People’s Republic of China Telephone: +86 10 8441 7400

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Ling Huang, Esq. Shearman & Sterling LLP 12th Floor East Tower, Twin Towers B-12 Jianguomenwai Dajie Beijing 100022, People’s Republic of China Telephone: +86 10 5922 8000	Alan D. Axelrod Bilzin Sumberg Baena Price & Axelrod LLP Suite 2300 1450 Brickell Avenue Miami, Florida U.S.A. Telephone: +1 305 374 7580

Steven Liu, Esq. DLA Piper UK, LLP 20th Floor, South Tower, Beijing Kerry Center 1 Guanghua Road Chaoyang District, Beijing 100020 People’s Republic of China Telephone: +86 10 6561 1788	David Patrick Eich, Esq. Jesse Sheley, Esq. Kirkland & Ellis International LLP 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong Telephone: +852 3761 3300

This statement is filed in connection with (check the appropriate box):

☒ a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ b. The filing of a registration statement under the Securities Act of 1933.

☐ c. A tender offer.

☐ d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transaction Valuation*	Amount Of Filing Fee**
$265,584,025	$30,834.31

*Estimated for purposes of calculating the amount of filing fee only. The proposed maximum aggregate transaction value for purposes of calculating the filing fee is $265,584,025.  The maximum aggregate transaction value was calculated based upon the sum of (A) (1) 28,640,321 shares of common stock (including shares of restricted stock) issued and outstanding and owned by persons other than the Company, Parent and Merger Sub on June 8, 2011, multiplied (2) by $9.00 per share (the “per share merger consideration”) and (B) (1) 1,731,220 shares of common stock underlying outstanding options of the Company with an exercise price of $6.81 or less, as of June 8, 2011, multiplied by (2) the excess of the per share merger consideration over the weighted average exercise price of $4.48.  The filing fee equals the product of 0.0001161 multiplied by the maximum aggregate value of the transaction.

**The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for Fiscal Year 2011 issued by the Securities and Exchange Commission, is calculated by multiplying the transaction valuation by 0.0001161.

☒ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,834.31
Form or Registration No.:	Schedule 14A-Preliminary Proxy Statement
Filing Party:	China Fire & Security Group, Inc.
Date Filed:	June 10, 2011

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): China Fire & Security Group, Inc., a Florida corporation (the “Issuer” or the “Company”), Amber Parent Limited, an exempted company incorporated in the Cayman Islands (“Parent”), Amber Mergerco, Inc., a Florida corporation (“Merger Sub”) and a wholly-owned subsidiary of Parent, Li Brothers Holdings Inc., a British Virgin Islands corporation (“Li Brothers”), Jin Zhan Limited, an exempted company incorporated in the British Virgin Islands (“Jin Zhan”), Vyle Investment Inc., a British Virgin Islands corporation (“Vyle Investment”), Small Special Technology Inc., a British Virgin Islands corporation (“Small Special”), Bain Capital Asia Integral Investors, L.P., a Cayman Islands limited partnership (“Asia Integral”), Bain Capital Investors, LLC, a Delaware limited liability company (“Bain Capital”), Bain Capital Asia Fund, L.P., a Cayman Islands limited partnership, Bain Capital Fund X, L.P., a Cayman Islands limited partnership, Bain Capital Partners Asia, L.P., a Cayman Islands limited partnership, Bain Capital Partners X, L.P., a Cayman Islands limited partnership, Mr. Weigang Li, the Chairman of the board of directors of the Company, Mr. Brian Lin, the Chief Executive Officer and member of the board of directors of the Company, and Mr. Weishe Zhang, the Vice President of Strategic Planning and member of the board of directors of the Company.  The class of equity securities to which this Transaction Statement relates is the Company’s common stock, par value $0.001 per share (the “Common Stock”).

On May 20, 2011, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Merger Sub providing for the merger of Merger Sub with and into the Issuer, with the Issuer surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”).  Asia Integral, whose general partner is Bain Capital, owns all of the interests in Parent. Upon consummation of the Merger and pursuant to the Rollover Agreement (as defined below), Asia Integral will own approximately 75.8% of Parent and certain other persons will own approximately 24.2% of Parent. Concurrently with the filing of this Schedule 13E-3, the Issuer is filing with the SEC a definitive Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the shareholders of the Issuer at which the shareholders of the Issuer will consider and vote upon, among other things, a proposal to adopt the Merger Agreement. The approval of the Merger Agreement will require the affirmative vote of both (i) shareholders holding at least seventy-five percent (75%) of the outstanding shares of the Common Stock at the close of business on the record date and (ii) unaffiliated shareholders holding more than fifty percent (50%) of the outstanding shares of the Common Stock at the close of business on the record date (other than shares owned by the Rollover Investors (as defined below), the Voting Shareholders (as defined below), and/or any holders of Common Stock who have entered into voting agreements or other similar shareholder support agreements with Parent, Merger Sub or their affiliates following May 20, 2011, agreeing to vote in favor of the merger).

Concurrently with the execution and delivery of the Merger Agreement, each of Li Brothers, China Honour Investment Limited, an exempted company incorporated in the British Virgin Islands, Jin Zhan, Vyle Investment, Small Special, Mr. Weigang Li, Mr. Brian Lin and Mr. Weishe Zhang (collectively, the “Voting Shareholders”) entered into voting agreements (collectively, the “Voting Agreements”) with Parent and Merger Sub, pursuant to which the Voting Shareholders, from and after the date of the Merger Agreement and until the earlier of the effective time or the termination of the Merger Agreement pursuant to its terms, irrevocably and unconditionally granted to, and appointed Parent or its designee, such Voting Shareholder’s proxy and attorney-in-fact, to vote or cause to be voted 16,789,100 shares of Common Stock and 127,500 shares of restricted stock owned by them, aggregating approximately 59.0% of the outstanding voting securities of the Company as of August 10, 2011, among other things, in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement and against any acquisition proposal from any third party without regard to its terms. If for any reason the proxy granted therein is not irrevocable, the Voting Shareholders have also agreed to, among other things, to vote the shares of Common Stock and shares of restricted stock subject to the voting agreements in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, and against any acquisition proposal from any third party without regard to its terms.

Under the terms of the Merger Agreement, at the effective time of the Merger each outstanding share of Common Stock (other than as described below) will be converted automatically into the right to receive $9.00 in cash (the “Per Share Merger Consideration”), without interest and less any applicable withholding taxes. Li Brothers is a special purpose company controlled in part and Jin Zhan is a special purpose company controlled in full by Mr. Weigang Li, and Vyle Investment and Small Special are special purpose companies controlled in full by Mr. Brian Lin and Mr. Weishe Zhang, respectively (Li Brothers, Jin Zhan, Vyle Investment and Small Special collectively, the “Rollover Investors”). The Rollover Investors entered into a rollover agreement (the “Rollover Agreement”) with Parent and Merger Sub pursuant to which they have agreed to contribute to Parent a portion of the shares of Common Stock owned by them, aggregating approximately 19.9% of the outstanding shares of Common Stock as of August 10, 2011 (the “Rollover Shares”), in exchange for a certain equity interest in Parent at the same price per share as is paid by the shareholders of Parent affiliated with the Sponsors at closing. In addition, Li Brothers agreed to contribute an additional portion of the Common Stock owned by it representing approximately 4.3% of the outstanding shares of Common Stock as of August 10, 2011 (the “Cashed-Out Shares”) to Merger Sub in exchange for a per share amount equal to the Per Share Merger Consideration, which will be paid after the Company’s shareholders generally receive their merger consideration. The surviving corporation is required to pay Li Brothers the consideration for the Cashed-Out Shares as soon as practicable following such time as it has funds sufficient to make such payment and to use its reasonable best efforts to make such payment within three months following the completion of the Merger.  Shares of Common Stock owned by Parent or Merger Sub (including the Rollover Shares and the Cashed-Out Shares) will be canceled without payment based on the Per Share Merger Consideration. Shares of Common Stock owned by shareholders who have perfected and not withdrawn a demand for appraisal rights under the Florida Business Corporation Act (the “FBCA”) will be canceled without payment based on the Per Share Merger Consideration and such shareholders will instead be entitled to appraisal rights under the FBCA.  The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing shareholders of the Company.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person.

Item 1.                    Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2.                    Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the section entitled “SPECIAL FACTORS—The Parties” is incorporated herein by reference.

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date; Shareholders Entitled to Vote; Quorum”

“COMMON STOCK TRANSACTION INFORMATION”

The exact title of each class of the subject equity securities is “China Fire & Security Group, Inc. common stock, par value $0.001 per share.”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Dividends”

“MARKET PRICE AND DIVIDEND INFORMATION”

(d) Dividends.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Dividends”

“MARKET PRICE AND DIVIDEND INFORMATION”

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the section entitled “COMMON STOCK TRANSACTION INFORMATION” is incorporated herein by reference.

Item 3.                    Identity and Background of Filing Person

(a) Name and Address. The information set forth in the Proxy Statement under the section entitled “SPECIAL FACTORS—The Parties” and Annex F is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the section entitled “SPECIAL FACTORS—The Parties” and Annex F is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the section entitled “SPECIAL FACTORS—The Parties” and Annex F is incorporated herein by reference.

Item 4.                    Terms of the Transaction

(a)(1) Material Terms — Tender Offers.  Not applicable.

(a)(2) Material Terms — Mergers or Similar Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Sponsors, Parent and Merger Sub for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Rollover Investors for the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Certain Material United States Federal Income Tax Consequences”

“THE SPECIAL MEETING—Record Date; Shareholders Entitled to Vote; Quorum”

“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

“THE MERGER AGREEMENT”

Annex A—AGREEMENT AND PLAN OF MERGER

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

“THE MERGER AGREEMENT”

Annex A—AGREEMENT AND PLAN OF MERGER

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“APPRAISAL RIGHTS”

Annex C—SECTIONS 607.1301-607.1333 OF THE FLORIDA BUSINESS CORPORATION ACT

(e) Provisions for Unaffiliated Security Holders. There are no provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.                    Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

Annex A—AGREEMENT AND PLAN OF MERGER

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

Annex A—AGREEMENT AND PLAN OF MERGER

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the section entitled “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT”

Annex A—AGREEMENT AND PLAN OF MERGER

Annex D—ROLLOVER AGREEMENT

Annex E—FORM OF VOTING AGREEMENT

Item 6.                    Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company”

“THE MERGER AGREEMENT”

Annex A—AGREEMENT AND PLAN OF MERGER

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Limited Guarantee”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Dividends”

“SPECIAL FACTORS—Delisting and Deregistration of the Company Common Stock”

“THE MERGER AGREEMENT”

“MARKET PRICE AND DIVIDEND INFORMATION”

Annex A—AGREEMENT AND PLAN OF MERGER

Annex D—ROLLOVER AGREEMENT

Annex E—FORM OF VOTING AGREEMENT

Item 7.                    Purposes, Alternatives, Reasons and Effects

(a)           Purposes.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Sponsors, Parent and Merger Sub for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Rollover Investors for the Merger”

“SPECIAL FACTORS—Plans for the Company”

“THE MERGER AGREEMENT”

Annex A—AGREEMENT AND PLAN OF MERGER

(b)           Alternatives.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Sponsors, Parent and Merger Sub for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Rollover Investors for the Merger”

“SPECIAL FACTORS—Position of the Sponsors, Parent and Merger Sub Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Effects on the Company if Merger is not Completed”

(c)           Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Sponsors, Parent and Merger Sub for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Rollover Investors for the Merger”

(d)           Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Certain Material United States Federal Income Tax Consequences”

“THE MERGER AGREEMENT”

“APPRAISAL RIGHTS”

Annex A—AGREEMENT AND PLAN OF MERGER

Annex C—SECTIONS 607.1301-607.1333 OF THE FLORIDA BUSINESS CORPORATION ACT

Item 8.                    Fairness of the Transaction

(a), (b)    Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Barclays Capital, Financial Advisor to the Special Committee”

“SPECIAL FACTORS—Position of the Sponsors, Parent and Merger Sub Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors Regarding the Fairness of the Merger”

Annex B—OPINION OF BARCLAYS CAPITAL ASIA LIMITED

(c)           Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date; Shareholders Entitled to Vote; Quorum”

“THE MERGER AGREEMENT—Conditions to the Completion of the Merger”

Annex A—AGREEMENT AND PLAN OF MERGER

(d)           Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Barclays Capital, Financial Advisor to the Special Committee”

Annex B—OPINION OF BARCLAYS CAPITAL ASIA LIMITED

(e)           Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

(f)            Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

Item 9.                Reports, Opinions, Appraisals and Negotiations

(a)           Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Barclays Capital, Financial Advisor to the Special Committee”

Annex B—OPINION OF BARCLAYS CAPITAL ASIA LIMITED

(b)           Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Barclays Capital, Financial Advisor to the Special Committee”

Annex B—OPINION OF BARCLAYS CAPITAL ASIA LIMITED

(c)           Availability of Documents.  The information set forth in the Proxy Statement under the section entitled “WHERE YOU CAN FIND MORE INFORMATION” is incorporated herein by reference.

Item 10.                 Source and Amounts of Funds or Other Consideration

(a)           Source of Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Limited Guarantee”

“THE MERGER AGREEMENT”

Annex A—AGREEMENT AND PLAN OF MERGER

(b)           Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Limited Guarantee”

“THE MERGER AGREEMENT”

Annex A—AGREEMENT AND PLAN OF MERGER

(c)           Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Effects on the Company if Merger is not Completed”

“SPECIAL FACTORS—Estimated Fees and Expenses”

“THE MERGER AGREEMENT—Termination of the Merger Agreement”

“THE MERGER AGREEMENT—Termination Fees; Reimbursement of Expenses”

Annex A—AGREEMENT AND PLAN OF MERGER

(d)           Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Limited Guarantee”

“THE MERGER AGREEMENT—Financing; Financing Assistance”

Item 11.                 Interest in Securities of the Subject Company

(a)           Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“COMMON STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

“COMMON STOCK TRANSACTION INFORMATION”

(b)           Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“COMMON STOCK TRANSACTION INFORMATION”

Annex A—AGREEMENT AND PLAN OF MERGER

Item 12.                 The Solicitation or Recommendation

(d)           Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

Annex A—AGREEMENT AND PLAN OF MERGER

Annex D—ROLLOVER AGREEMENT

Annex E—FORM OF VOTING AGREEMENT

(e)           Recommendation of Others. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors Regarding the Fairness of the Merger”

Item 13.                 Financial Statements

(a)           Financial Information. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SELECTED FINANCIAL INFORMATION”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)           Pro forma information. Not applicable.

Item 14.                 Persons/Assets Retained, Employed, Compensated or Used

(a)           Solicitations or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Barclays Capital, Financial Advisor to the Special Committee”

“SPECIAL FACTORS—Estimated Fees and Expenses”

“THE SPECIAL MEETING—Solicitation of Proxies”

(b)           Employees and Corporate Assets. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies”

Item 15.                 Additional Information

(b)           Golden Parachute Compensation. Not applicable.

(c)           Other Material Information. The entirety of the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.

Item 16.                 Exhibits

Exhibit No.	Description

(a)(1)(A)

Proxy Statement of China Fire & Security Group, Inc. (incorporated by reference to Schedule 14A, filed by China Fire & Security Group, Inc. with the Securities and Exchange Commission on August 12, 2011 (the “Proxy Statement”)).

(a)(1)(B)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(1)(C)	Notice of Special Meeting of Shareholders of China Fire & Security Group, Inc. (incorporated by reference to the Proxy Statement).

(a)(5)(A)	Press Release issued by China Fire & Security Group, Inc. on May 20, 2011 (incorporated by reference to the Current

Report on Form 8-K filed by China Fire & Security Group, Inc. with the SEC on May 23, 2011).

(a)(5)(B)	Presentation to the Special Committee by Barclays Capital Asia, dated May 18, 2011*

(b)(1)

Debt Commitment Letter, dated May 20, 2011, by and among Amber Mergerco, Inc., Bank of America, N.A., The Hongkong and Shanghai Banking Corporation Limited and Citigroup Global Markets Asia Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by China Fire & Security Group, Inc. with the SEC on May 23, 2011).

(b)(2)

Equity Commitment Letter, dated May 20, 2011, by Bain Capital Asia Fund, L.P. and Bain Capital Fund X, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by China Fire & Security Group, Inc. with the SEC on May 23, 2011).

(b)(3)

Limited Guarantee, dated May 20, 2011, by Bain Capital Asia Fund, L.P. in favor of China Fire & Security Group, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by China Fire & Security Group, Inc.  with the SEC on May 23, 2011).

(c)(1)	Opinion of Barclays Capital Asia Limited, dated May 20, 2011 (incorporated by reference to Annex B: Opinion of Barclays Capital Asia Limited, to the Proxy Statement).

(c)(2)	Preliminary Valuation Materials, dated April 8, 2011, of Barclays Capital Asia Limited to the Special Committee**

(d)(1)

Agreement and Plan of Merger, dated May 20, 2011, by and among China Fire & Security Group, Inc., Amber Parent Limited and Amber Mergerco, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by China Fire & Security Group, Inc. on May 23, 2011).

(d)(2)	Form of Voting Agreements (incorporated by reference to Exhibit 9.1 to the Current Report on Form 8-K filed by China Fire & Security Group, Inc. on May 23, 2011).

(d)(3)

Rollover Agreement, dated May 20, 2011, by and among Amber Parent Limited, Amber Mergerco, Inc., Li Brothers Holdings Inc., Vyle Investment, Inc., Jin Zhan Limited and Small Special Technology Inc. (incorporated by reference to Annex D: Rollover Agreement, to the Proxy Statement).

(f)	Statement of Appraisal Rights (incorporated by reference to Annex C: Sections 607.1301-607.1333 of the Florida Business Corporation Act, to the Proxy Statement).

(g)	None.

*                                         Previously filed on June 10, 2011.

**                                  Previously filed on August 1, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 12, 2011

CHINA FIRE & SECURITY GROUP, INC.

/s/ Weigang Li
Name: Weigang Li
Title: Chairman

AMBER PARENT LIMITED

/s/ Michael Goss
Name: Michael Goss
Title: Authorized Signatory

AMBER MERGERCO, INC.

/s/ Michael Goss
Name: Michael Goss
Title: Authorized Signatory

LI BROTHERS HOLDINGS INC.

/s/ Weigang Li
Name: Weigang Li
Title: Director

JIN ZHAN LIMITED

/s/ Weigang Li
Name: Weigang Li
Title: Director

VYLE INVESTMENT INC.

/s/ Brian Lin
Name: Brian Lin
Title: Director

SMALL SPECIAL TECHNOLOGY INC.

/s/ Weishe Zhang
Name: Weishe Zhang
Title: Director

BAIN CAPITAL ASIA INTEGRAL INVESTORS, L.P.
By: Bain Capital Investors, LLC,
its general partner

/s/ Michael Goss
Name: Michael Goss
Title: Authorized Signatory

BAIN CAPITAL INVESTORS, LLC

/s/ Michael Goss
Name: Michael Goss
Title: Authorized Signatory

BAIN CAPITAL ASIA FUND, L.P.
By: Bain Capital Partners Asia, L.P.,
its general partner
By: Bain Capital Investors, LLC,
its general partner

/s/ Michael Goss
Name: Michael Goss
Title: Authorized Signatory

BAIN CAPITAL FUND X, L.P.
By: Bain Capital Partners X, L.P.,
its general partner
By: Bain Capital Investors, LLC,
its general partner

/s/ Michael Goss
Name: Michael Goss
Title: Authorized Signatory

BAIN CAPITAL PARTNERS ASIA, L.P.
By: Bain Capital Investors, LLC,
its general partner

/s/ Michael Goss
Name: Michael Goss
Title: Authorized Signatory

BAIN CAPITAL PARTNERS X, L.P.
By: Bain Capital Investors, LLC,
its general partner

/s/ Michael Goss
Name: Michael Goss
Title: Authorized Signatory

/s/ Weigang Li
Weigang Li

/s/ Brian Lin
Brian Lin

/s/ Weishe Zhang
Weishe Zhang